As filed with the Securities and Exchange Commission on May 15, 2019

Securities Act File No. 333-229315

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No. __

Post-Effective Amendment No. 2

MAINSTAY VP FUNDS TRUST

(Exact Name of Registrant as Specified in Charter)

51 Madison Avenue, New York, New York 10010

(Address of Principal Executive Offices) (Zip Code)

(212) 576-7000

(Registrant’s Area Code and Telephone Number)

J. Kevin Gao, Esq.

MainStay VP Funds Trust

30 Hudson Street

Jersey City, New Jersey 07302

(Name and Address of Agent for Service)

With copies to:

Thomas C. Bogle, Esq.

Corey F. Rose, Esq.

Dechert LLP

1900 K Street, NW

Washington, D.C. 20006

(NAME AND ADDRESS OF AGENT FOR SERVICE)

It is proposed that this filing will become effective immediately pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

The purpose of this Post-Effective Amendment filing is to file the final and executed Agreement and Plan of Reorganization and the tax opinion for the reorganization of the MainStay VP Epoch U.S. Small Cap Portfolio with and into MainStay VP MacKay Small Cap Core Portfolio.

The Registrant hereby incorporates by reference the Proxy Statement/Prospectus and Statement of Additional Information filed as Parts A and B, respectively, in Post-Effective Amendment Number 1 to Registrant’s Form N-14 (File No. 333-229315) filed with the SEC under the Securities Act of 1933, as amended (the “1933 Act”) on February 27, 2019 (Accession Number 0001144204-19-010479).

MAINSTAY VP FUNDS TRUST

PART C

OTHER INFORMATION

ITEM 15. INDEMNIFICATION

The MainStay Group of Funds, which includes MainStay Funds Trust, MainStay VP Funds Trust and The MainStay Funds, maintains a joint directors and officers/errors and omissions (“D&O/E&O”) liability insurance policy and joint independent directors liability (“IDL”) insurance policy. The D&O/E&O liability insurance policy covers all of the directors and officers of the MainStay Group of Funds and the IDL insurance policy covers the independent directors only. Subject to the terms, conditions and retentions of the policies, insured persons are covered for claims made against them while acting in their official capacities with the MainStay Group of Funds.

Article VII of MainStay VP Funds Trust’s (“Registrant’s”) Amended and Restated Declaration of Trust states as follows:

Section 3.	Indemnification.

(a)          For purposes of this Section 3 and Section 5 of this Article VII and any related provisions of the By-laws, “Agent” means any Person who is, was or becomes an employee or other agent of the Trust who is not a Covered Person; “Proceeding” means any threatened, pending or completed claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including appeals); and “liabilities” and “expenses” include, without limitation, attorneys’ fees, costs, judgments, amounts paid in settlement, fines, penalties and all other liabilities whatsoever.

(b)          Subject to the exceptions and limitations contained in this Section, as well as any procedural requirements set forth in the By-Laws:

(i)          every person who is, has been, or becomes a Trustee or officer of the Trust (hereinafter referred to as a “Covered Person”) shall be indemnified by the Trust to the fullest extent permitted by law against any and all liabilities and expenses reasonably incurred or paid by him in connection with the defense of any Proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been such a Trustee or officer, and against amounts paid or incurred by him in the settlement thereof;

(ii)         every Person who is, has been, or becomes an Agent of the Trust may, upon due approval of the Trustees (including a majority of the Trustees who are not Interested Persons of the Trust), be indemnified by the Trust, to the fullest extent permitted by law, against any and all liabilities and expenses reasonably incurred or paid by him in connection with the defense of any Proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been an Agent, and against amounts paid or incurred by him in the settlement thereof;

(iii)        every Person who is serving or has served at the request of the Trust as a director, officer, partner, trustee, employee, agent or fiduciary of another domestic or foreign corporation, partnership, joint venture, trust, other enterprise or employee benefit plan (“Other Position”) and who was or is a party or is threatened to be made a party to any Proceeding by reason of alleged acts or omissions while acting within the scope of his or her service in such Other Position, may, upon due approval of the Trustees (including a majority of the Trustees who are not Interested Persons of the Trust), be indemnified by the Trust, to the fullest extent permitted by law, against any and all liabilities and expenses reasonably incurred or paid by him in connection with the defense of any Proceeding in which he becomes involved as a party or otherwise by virtue of his being or having held such Other Position, and against amounts paid or incurred by him in the settlement thereof;

(c)          Without limitation of the foregoing and subject to the exceptions and limitations set forth in this Section, as well as any procedural requirements set forth in the By-Laws, the Trust shall indemnify each Covered Person who was or is a party or is threatened to be made a party to any Proceedings, by reason of alleged acts or omissions within the scope of his or her service as a Covered Person, against judgments, fines, penalties, settlements and reasonable expenses (including attorneys’ fees) actually incurred by him in connection with such proceeding to the maximum extent consistent with state law and the 1940 Act.

(d)          No indemnification shall be provided hereunder to any Person who shall have been adjudicated by a court or body before which the proceeding was brought (i) to be liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office (collectively, “Disabling Conduct”) or (ii) not to have acted in good faith in the reasonable belief that his action was in the best interests of the Trust.

(e)          With respect to any Proceeding disposed of (whether by settlement, pursuant to a consent decree or otherwise) without an adjudication by the court or other body before which the Proceeding was brought, no indemnification shall be provided to a Trustee, officer, Agent or other Person unless there has been a dismissal of the Proceeding by the court or other body before which it was brought for insufficiency of evidence of any Disabling Conduct with which such Trustee, officer, Agent or other Person has been charged or a determination that such Trustee, officer, Agent or other Person did not engage in Disabling Conduct:

(i)	by the court or other body before which the Proceeding was brought;

(ii)	by at least a majority of those Trustees who are neither Interested Persons of the Trust nor are parties to the Proceeding based upon a review of readily available facts (as opposed to a full trial-type inquiry); or

(iii)	by written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial-type inquiry).

(f)           The Trust’s financial obligations arising from the indemnification provided herein or in the By-Laws (i) may be insured by policies maintained by the Trust; (ii) shall be severable; (iii) shall not be exclusive of or affect any other rights to which any Person may now or hereafter be entitled; and (iv) shall continue as to a Person who has ceased to be subject to indemnification as provided in this Section as to acts or omissions that occurred while the Person was indemnified as provided herein and shall inure to the benefit of the heirs, executors and administrators of such Person. Nothing contained herein shall affect any rights to indemnification to which Trust personnel, other than Covered Persons, may be entitled, and other persons may be entitled by contract or otherwise under law.

(g)          Expenses of a Person entitled to indemnification hereunder in connection with the defense of any Proceeding of the character described in paragraphs (a) and (b) above may be advanced by the Trust or Series from time to time prior to final disposition thereof upon receipt of an undertaking by or on behalf of such Person that such amount will be paid over by him to the Trust or Series if it is ultimately determined that he is not entitled to indemnification under this Section 3; provided, however, that either (i) such Person shall have provided appropriate security for such undertaking, (ii) the Trust is insured against losses arising out of any such advance payments, or (iii) either a majority of the Trustees who are neither Interested Persons of the Trust nor parties to the matter, or independent legal counsel in a written opinion, shall have determined, based upon a review of readily available facts (as opposed to a trial-type inquiry or full investigation), that there is reason to believe that such Person will be found entitled to indemnification under Section 3.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Section 5.	Insurance.

The Trustees shall be entitled and empowered to the fullest extent permitted by law to purchase with Trust assets insurance for liability and for all expenses reasonably incurred or paid or expected to be paid by a Person entitled to indemnification from the Trust in connection with any proceeding in which he or she may become involved by virtue of his or her capacity or former capacity entitling him or her to indemnification hereunder.

ITEM 16. EXHIBITS

(1)	Charter of Registrant

a.	Amended and Restated Declaration of Trust, dated as of August 19, 2016 – Previously filed with Post-Effective Amendment No. 89 as Exhibit (a)(1) on September 12, 2016*

(2)	By-Laws

a.	By-Laws of the Registrant dated December 15, 2010, as Amended and Restated June 4, 2015 – Previously filed with Post-Effective Amendment No. 88 as Exhibit (b)(1) on May 2, 2016*

(3)	Voting Trust Agreement – Inapplicable.

(4)	Agreement of Reorganization

a.	Agreement and Plan of Reorganization - Filed herewith

(5)	See the Amended and Restated Declaration of Trust (Exhibit 1 above) and the Amended and Restated By-Laws (Exhibit 2 above).

(6)	Investment Advisory Contracts

a.	Amended and Restated Management Agreement dated May 1, 2015 between the Registrant and New York Life Investment Management LLC – Previously filed with Post-Effective Amendment No. 80 as Exhibit (d)(1) on May 1, 2015*

(i)	Amendment dated January 15, 2016 – Previously filed with Post-Effective Amendment No. 88 as Exhibit (d)(1)(a) on May 2, 2016*

(ii)	Amendment dated May 1, 2016 – Previously filed with Post-Effective Amendment No. 88 as Exhibit (d)(1)(b) on May 2, 2016*

(iii)	Amendment dated July 29, 2016 – Previously filed with Post-Effective Amendment No. 96 as Exhibit (d)(1)(c) on August 10, 2017*

(iv)	Amendment dated March 13, 2017 – Previously filed with Post-Effective Amendment No. 96 as Exhibit (d)(1)(d) on August 10, 2017*

(v)	Amendment dated August 4, 2017 – Previously filed with Post-Effective Amendment No. 96 as Exhibit (d)(1)(e) on August 10, 2017*

(vi)	Amendment dated May 1, 2018 – Previously filed with Post-Effective Amendment No. 101 as Exhibit (d)(1)(f) on September 10, 2018*

(vii)	Amendment dated September 10, 2018 – Previously filed with Post-Effective Amendment No. 101 as Exhibit (d)(1)(g) on September 10, 2018*

(viii)	Amendment dated October 1, 2018 – Previously filed with Post-Effective Amendment No. 103 as Exhibit (d)(1)(h) on November 30, 2018*

(ix)	Amendment dated November 30, 2018 – Previously filed with Post-Effective Amendment No. 103 as Exhibit (d)(1)(i) on November 30, 2018*

b.	Subadvisory Agreement between New York Life Investment Management LLC and Epoch Investment Partners, Inc. dated March 31, 2017 - Previously filed as Exhibit (d)(2) to MainStay Funds Trust’s Post-Effective Amendment No. 115 on August 10, 2017*

(i)	Amendment dated May 8, 2017 - Previously filed as Exhibit (d)(2) to MainStay Funds Trust’s Post-Effective Amendment No. 115 on August 10, 2017*
(ii)	Amendment dated February 28, 2019 - Previously filed with Post-Effective Amendment No. 107 on April 18, 2019*
(iii)	Amendment dated April 1, 2019 - Previously filed with Post-Effective Amendment No. 107 on April 18, 2019*
(iv)	Form of Amendment dated May 1, 2019 - Previously filed with Post-Effective Amendment No. 107 on April 18, 2019*

c.	Subadvisory Agreement dated January 1, 2018 between New York Life Investment Management LLC and MacKay Shields LLC – Previously filed as Exhibit (d)(3) to MainStay VP Funds Trust Post-Effective Amendment No. 97 on April 13, 2018.

(i)	Amendment dated February 28, 2018 – Previously filed as Exhibit (d)(3)(a) to MainStay VP Funds Trust Post-Effective Amendment No. 97 on April 13, 2018.
(ii)	Amendment dated May 1, 2018 – Previously filed with Post-Effective Amendment No. 101 as Exhibit (d)(3)(b) on September 10, 2018*
(iii)	Amendment dated May 22, 2018 – Previously filed with Post-Effective Amendment No. 101 as Exhibit (d)(3)(c) on September 10, 2018*
(iv)	Amendment dated November 30, 2018 – Previously filed with Post-Effective Amendment No. 103 as Exhibit (d)(3)(d) on November 30, 2018*

(v)	Amendment dated February 28, 2019 - Previously filed with Post-Effective Amendment No. 107 on April 18, 2019*
(vi)	Amendment dated April 1, 2019 - Previously filed with Post-Effective Amendment No. 107 on April 18, 2019*
(vii)	Form of Amendment dated May 1, 2019 - Previously filed with Post-Effective Amendment No. 107 on April 18, 2019*

d.	Subadvisory Agreement dated October 1, 2014 between New York Life Investment Management LLC and Winslow Capital Management LLC – Previously filed with Post-Effective Amendment No. 96 as Exhibit (d)(6) on August 10, 2017*

(i)	Amendment dated February 28, 2016 – Previously filed with Post-Effective Amendment No. 88 as Exhibit (d)(6)(b) on May 2, 2016*

e.	Subadvisory Agreement dated January 20, 2012 between New York Life Investment Management LLC and Eagle Asset Management, Inc. – Previously filed with Post-Effective Amendment No. 66 as Exhibit (d)(9) on April 11, 2012*

f.	Subadvisory Agreement dated May 30, 2017 between New York Life Investment Management LLC and Janus Capital Management LLC – Previously filed with Post-Effective Amendment No. 96 as Exhibit (d)(8) on August 10, 2017*

g.	Subadvisory Agreement dated November 30, 2018 between New York Life Investment Management LLC and BNY Mellon Asset Management North America Corporation – Previously filed with Post-Effective Amendment No. 103 as Exhibit (d)(7) on November 30, 2018*

h.	Subadvisory Agreement dated February 3, 2012 between New York Life Investment Management LLC and Pacific Investment Management Company LLC – Previously filed with Post-Effective Amendment No. 66 as Exhibit (d)(12) on April 11, 2012*

i.	Subadvisory Agreement dated February 13, 2012 between New York Life Investment Management LLC and T. Rowe Price Associates, Inc. – Previously filed with Post-Effective Amendment No. 66 as Exhibit (d)(13) on April 11, 2012*

(i)	Amendment dated October 1, 2018 – Previously filed with Post-Effective Amendment No. 103 as Exhibit (d)(9)(a) on November 30, 2018*

j.	Subadvisory Agreement dated November 30, 2018 between New York Life Investment Management LLC and FIAM LLC – Previously filed with Post-Effective Amendment No. 103 as Exhibit (d)(10) on November 30, 2018*

k.	Subadvisory Agreement dated November 15, 2017 between New York Life Investment Management LLC and Candriam Belgium – Previously filed as Exhibit (d)(11) to MainStay VP Funds Trust Post-Effective Amendment No. 97 on April 13, 2018*

(i)	Amendment dated February 28, 2018 – Previously filed as Exhibit (d)(11)(a) to MainStay VP Funds Trust Post-Effective Amendment No. 97 on April 13, 2018*
(ii)	Amendment dated May 1, 2018 - Previously filed with Post-Effective Amendment No. 107 on April 18, 2019*

l.	Subadvisory Agreement dated May 1, 2015 between New York Life Investment Management LLC and Cushing Asset Management, LP – Previously filed with Post-Effective Amendment No. 89 as Exhibit (d)(15) on September 12, 2016*

(i)	Amendment dated April 5, 2016 – Previously filed with Post-Effective Amendment No. 88 as Exhibit (d)(15)(b) on May 2, 2016*
(ii)	Amendment dated May 1, 2018 – Previously filed with Post-Effective Amendment No. 101 as Exhibit (d)(12)(b) on September 10, 2018*

(iii)	Amendment dated November 30, 2018 – Previously filed with Post-Effective Amendment No. 103 as Exhibit (d)(12)(c) on November 30, 2018*

m.	Subadvisory Agreement dated May 1, 2014 between New York Life Investment Management LLC and NYL Investors LLC – Previously filed with Post-Effective Amendment No. 80 as Exhibit (d)(17) on May 1, 2015*

(i)	Amendment dated May 1, 2015 – Previously filed with Post-Effective Amendment No. 89 as Exhibit (d)(16)(a) on September 12, 2016*
(ii)	Amendment dated May 1, 2017 – Previously filed with Post-Effective Amendment No. 96 as Exhibit (d)(16)(b) on August 10, 2017*

n.	Subadvisory Agreement dated September 10, 2018 between New York Life Investment Management LLC and IndexIQ Advisors LLC – Previously filed with Post-Effective Amendment No. 101 as Exhibit (d)(15) on September 10, 2018*

(7)	Underwriting Contracts

a.	Amended and Restated Distribution and Service Agreement dated May 1, 2016 (Service and Service 2) – Previously filed with Post-Effective Amendment No. 88 as Exhibit (e)(1) on May 2, 2016*

(8)	Bonus or Profit Sharing Contracts – Inapplicable.

(9)	Custodian Agreements

a.	Amended and Restated Master Custodian Agreement with State Street Bank and Trust Company dated January 1, 2011 – Previously filed with Post-Effective Amendment No. 9 as Exhibit (g)(1) to MainStay Funds Trust’s Registration Statement on February 28, 2011*

(i)	First Amendment dated April 29, 2011 to the Amended and Restated Master Custodian Agreement- Previously filed with Post-Effective Amendment No. 56 as Exhibit (g)(1)(a) on April 29, 2011*
(ii)	Amendment dated October 21, 2013 – Previously filed as Exhibit (g)(1)(a) to Post-Effective Amendment No. 73 to MainStay Funds Trust’s Registration Statement on February 27, 2015.*
(iii)	Amendment to Custodian Agreement dated June 18, 2015 – Previously filed as Exhibit (g)(1)(b) to Post-Effective Amendment No. 85 to MainStay Funds Trust’s Registration Statement on August 28, 2015.*
(iv)	Amendment dated December 22, 2015 – Previously filed as Exhibit (g)(1)(c) to Post-Effective Amendment No. 89 to MainStay Funds Trust’s Registration Statement on February 26, 2016.*
(v)	Amendment dated February 29, 2016 (Retirement 2060) – Previously filed as Exhibit (g)(1)(d) to Post-Effective Amendment No. 94 to MainStay Funds Trust’s Registration Statement on June 20, 2016.*
(vi)	Amendment dated February 29, 2016 (Appendix) – Previously filed as Exhibit (g)(1)(e) to Post-Effective Amendment No. 94 to MainStay Funds Trust’s Registration Statement on June 20, 2016.*
(vii)	Amendments dated May 1, 2016 (VP US Small Cap & Small Cap Core) – Previously filed with Post-Effective Amendment No. 88 as Exhibit (g)(1)(g) on May 2, 2016*
(viii)	Amendment dated June 16, 2016 to the Master Custodian Agreement (appendix) – Previously filed as Exhibit (g)(1)(h) to Post-Effective Amendment No. 100 to MainStay Funds Trust’s Registration Statement on September 12, 2016*
(ix)	Amendment dated June 17, 2016 to the Master Custodian Agreement (appendix) – Previously filed as Exhibit (g)(1)(i) to Post-Effective Amendment No. 100 to MainStay Funds Trust’s Registration Statement on September 12, 2016*
(x)	Amendment dated June 30, 2016 to the Master Custodian Agreement – Previously filed as Exhibit (g)(1)(j) to Post-Effective Amendment No. 100 to MainStay Funds Trust’s Registration Statement on September 12, 2016*
(xi)	Amendment dated October 15, 2016 to the Master Custodian Agreement - Previously filed as Exhibit (g)(1)(k) to MainStay Funds Trust’s Post-Effective Amendment No. 115 on August 10, 2017*

(xii)	Amendment dated March 13, 2017 to the Master Custodian Agreement - Previously filed as Exhibit (g)(1)(l) to MainStay Funds Trust’s Post-Effective Amendment No. 115 on August 10, 2017*
(xiii)	Amendment dated May 5, 2017 to the Master Custodian Agreement - Previously filed as Exhibit (g)(1)(m) to MainStay Funds Trust’s Post-Effective Amendment No. 115 on August 10, 2017*
(xiv)	Amendment dated August 30, 2017 – Previously filed with Post-Effective Amendment No. 101 as Exhibit (g)(1)(n) on September 10, 2018*
(xv)	Amendment dated November 15, 2017 – Previously filed with Post-Effective Amendment No. 101 as Exhibit (g)(1)(o) on September 10, 2018*
(xvi)	Amendments dated February 28, 2018, May 22, 2018, July 2, 2018, September 10, 2018 and November 30, 2018 – Previously filed with Post-Effective Amendment No. 103 as Exhibit (g)(1)(p) on November 30, 2018*
(xvii)	Amendment dated February 28, 2019 - Previously filed with Post-Effective Amendment No. 107 on April 18, 2019*

b.	Amended and Restated Master Delegation Agreement with State Street Bank and Trust Company dated January 1, 2011 – Previously filed with Post-Effective Amendment No. 9 as Exhibit (g)(2) to MainStay Funds Trust’s Registration Statement on February 28, 2011*

(i)	First Amendment dated April 29, 2011 to the Amended and Restated Master Delegation Agreement – Previously filed with Post-Effective No. 56 as Exhibit (g)(2)(a) on April 29, 2011*
(ii)	Amendment dated October 21, 2013 – Previously filed as Exhibit (g)(2)(a) to Post-Effective Amendment No. to MainStay Funds Trust’s Registration Statement on February 27, 2015.*
(iii)	Amendment to Delegation Agreement dated June 18, 2015 – Previously filed as Exhibit (g)(2)(b) to Post-Effective Amendment No. 85 to MainStay Funds Trust’s Registration Statement on August 28, 2015.*
(iv)	Amendment dated February 29, 2016 (Retirement 2060) – Previously filed as Exhibit (g)(2)(c) to Post-Effective Amendment No. 94 to MainStay Funds Trust’s Registration Statement on June 20, 2016.*
(v)	Amendment dated February 29, 2016 (Appendix) – Previously filed as Exhibit (g)(2)(d) to Post-Effective Amendment No. 94 to MainStay Funds Trust’s Registration Statement on June 20, 2016.*
(vi)	Amendments dated May 1, 2016 (VP US Small Cap & Small Cap Core) – Previously filed with Post-Effective Amendment No. 88 as Exhibit (g)(2)(f) on May 2, 2016*
(vii)	Amendment dated June 16, 2016 to the Master Delegation Agreement (appendix) – Previously filed as Exhibit (g)(2)(g) to Post-Effective Amendment No. 100 to MainStay Funds Trust’s Registration Statement on September 12, 2016*
(viii)	Amendment dated June 17, 2016 to the Master Delegation Agreement (appendix) – Previously filed as Exhibit (g)(2)(h) to Post-Effective Amendment No. 100 to MainStay Funds Trust’s Registration Statement on September 12, 2016*
(ix)	Amendment dated June 30, 2016 to the Master Delegation Agreement – Previously filed as Exhibit (g)(2)(i) to Post-Effective Amendment No. 100 to MainStay Funds Trust’s Registration Statement on September 12, 2016*
(x)	Amendment dated October 15, 2016 to the Master Delegation Agreement - Previously filed as Exhibit (g)(2)(j) to MainStay Funds Trust’s Post-Effective Amendment No. 115 on August 10, 2017*
(xi)	Amendment dated March 13, 2017 to the Master Delegation Agreement - Previously filed as Exhibit (g)(2)(k) to MainStay Funds Trust’s Post-Effective Amendment No. 115 on August 10, 2017*
(xii)	Amendment dated May 5, 2017 to the Master Delegation Agreement - Previously filed as Exhibit (g)(2)(l) to MainStay Funds Trust’s Post-Effective Amendment No. 115 on August 10, 2017*
(xiii)	Amendment dated August 30, 2017 – Previously filed with Post-Effective Amendment No. 101 as Exhibit (g)(2)(m) on September 10, 2018*
(xiv)	Amendment dated November 15, 2017 – Previously filed with Post-Effective Amendment No. 101 as Exhibit (g)(2)(n) on September 10, 2018*
(xv)	Amendments dated February 28, 2018, May 22, 2018, July 2, 2018, September 10, 2018 and November 30, 2018 –Previously filed with Post-Effective Amendment No. 103 as Exhibit (g)(2)(o) on November 30, 2018*

(xvi)	Amendment dated February 28, 2019 - Previously filed with Post-Effective Amendment No. 107 on April 18, 2019*

(10)	Rule 12b-1 and Rule 18f-3 Plan

a.	12b-1 Distribution and Service Plan for Service Class dated January 15, 2016 – Previously filed with Post-Effective Amendment No. 88 as Exhibit (m)(1) on May 2, 2016*
b.	12b-1 Distribution and Service Plan for Service 2 Class dated May 1, 2016 – Previously filed with Post-Effective Amendment No. 88 as Exhibit (m)(2) on May 2, 2016*
c.	Amended 18f-3 Plan dated May 1, 2016 – Previously filed with Post-Effective Amendment No. 88 as Exhibit (n)(1) on May 2, 2016*

(11)	Opinion of counsel regarding legality of the securities being registered – Previously filed as Exhibit 11 to the Trust’s Registration Statement on Form N-14 on January 22, 2019*

(12)	Tax Opinions – Filed herewith

(13)	Other Material Contracts

a.	Amended and Restated Fund Participation Agreement between and among New York Life Insurance and Annuity Corporation, MainStay VP Series Fund, Inc. and New York Life Investment Management LLC dated June 30, 2010 – Previously filed with Post-Effective Amendment No. 56 as Exhibit (h)(1) on April 29, 2011*

(i)	Assignment and Amendment dated April 29, 2011 – Previously filed with Post-Effective Amendment No. 56 as Exhibit (h)(1)(a) on April 29, 2011*
(ii)	Addendum dated February 17, 2012 – Previously filed with Post-Effective Amendment No. 66 as Exhibit (h)(1)(b) on April 11, 2012*
(iii)	Amendment dated January 15, 2016 – Previously filed with Post-Effective Amendment No. 89 as Exhibit (h)(1)(c) on September 12, 2016*
(iv)	Amendment dated May 1, 2016 – Previously filed with Post-Effective Amendment No. 89 as Exhibit (h)(1)(d) on September 12, 2016*

b.	Form of Stock License Agreement relating to the use of the New York Life name and service marks - Previously filed as Exhibit (h)(2) to Post-Effective Amendment No. 28 as Exhibit (h)(2) filed on April 14, 2000*

c.	Master Administration Agreement between MainStay VP Series Fund, Inc. and New York Life Insurance and Annuity Corporation – Previously filed with Post-Effective Amendment No. 30 as Exhibit (h)(3) filed on April 13, 2001*

(i)	Form of Substitution Agreement substituting NYLIM for NYLIAC – Previously filed with Post-Effective Amendment No. 30 as Exhibit (h)(3)(a) filed on April 13, 2001*
(ii)	Administration Agreement Supplements – Previously filed with Post-Effective Amendment No. 41 as Exhibit (4)(4) filed on April 5, 2005*

d.	Form of Amended and Restated Expense Limitation Agreement dated May 1, 2019 - Previously filed with Post-Effective Amendment No. 107 on April 18, 2019*

e.	Notice of Contractual Fee Waiver dated May 1, 2015 (Janus and Eagle) - Previously filed with Post-Effective Amendment No. 80 as Exhibit (h)(5) on May 1, 2015*

f.	Notice of Contractual Fee Waiver dated February 29, 2016 (Large Cap Growth) – Previously filed with Post-Effective Amendment No. 88 as Exhibit (h)(6) on May 2, 2016*

g.	Amended and Restated Transfer Agency and Service Agreement with NYLIM Service Company LLC dated October 1, 2008 – Previously filed with Pre-Effective Amendment No. 2 to MainStay Funds Trust’s Registration Statement on October 30, 2009.*

(i)	Amendment dated April 11, 2016 to the Amended and Restated Transfer Agency Agreement dated October 1, 2008 – Previously filed with Post-Effective Amendment No. 88 as Exhibit (h)(7)(a) on May 2, 2016*
(ii)	Amendment dated June 30, 2016 – Previously filed as Exhibit (h)(1)(a)(xi) to Post-Effective Amendment No. 100 to MainStay Funds Trust’s Registration Statement on September 12, 2016*
(iii)	Amendment dated March 13, 2017 – Previously filed as Exhibit (h)(1)(a)(xii) to MainStay Funds Trust’s Post-Effective Amendment No. 115 on August 10, 2017*
(iv)	Amendment dated April 11, 2017 – Previously filed as Exhibit (h)(1)(a)(xiii) to MainStay Funds Trust’s Post-Effective Amendment No. 115 on August 10, 2017*
(v)	Amendment dated May 8, 2017 – Previously filed as Exhibit (h)(1)(a)(xiv) to MainStay Funds Trust’s Post-Effective Amendment No. 115 on August 10, 2017*
(vi)	Amendment dated May 22, 2017 – Previously filed as Exhibit (h)(1)(a)(xv) to MainStay Funds Trust’s Post-Effective Amendment No. 115 on August 10, 2017*

(vii)	Amendment dated November 15, 2017 – Previously filed with Post-Effective Amendment No. 101 as Exhibit (h)(7)(f) on September 10, 2018*

(viii)	Amendment dated February 28, 2018 – Previously filed with Post-Effective Amendment No. 101 as Exhibit (h)(7)(g) on September 10, 2018*

(ix)	Amendment dated May 22, 2018 – Previously filed with Post-Effective Amendment No. 101 as Exhibit (h)(7)(h) on September 10, 2018*

(x)	Amendment dated July 2, 2018 – Previously filed with Post-Effective Amendment No. 101 as Exhibit (h)(7)(i) on September 10, 2018*

(xi)	Amendment dated November 30, 2018 – Previously filed with Post-Effective Amendment No. 103 as Exhibit (h)(7)(j) on November 30, 2018*

(xii)	Amendment dated February 28, 2019 - Previously filed with Post-Effective Amendment No. 107 on April 18, 2019*
(xiii)	Amendment dated April 1, 2019 - Previously filed with Post-Effective Amendment No. 107 on April 18, 2019*

h.	Fund Participation Agreement dated May 1, 2016 with Nationwide – Previously filed with Post-Effective Amendment No. 88 as Exhibit (h)(8) on May 2, 2016*

i.	Shareholder Services Plan for Service 2 Class adopted December 2015 – Previously filed with Post-Effective Amendment No. 88 as Exhibit (h)(9) on May 2, 2016*

j.	Appointment of Agent for Service (VP Cayman Sub) – Previously filed with Post-Effective Amendment No. 89 as Exhibit (h)(10) on September 12, 2016*

k.	Fund Participation Agreement dated May 1, 2017 with Jefferson National – Previously filed with Post-Effective Amendment No. 96 as Exhibit (h)(11) on August 10, 2017*

(14)	Other Opinions

Consent of Independent Registered Public Accounting Firm – Previously filed as Exhibit 14 to Post-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-14 on February 27, 2019*

(15)	Omitted Financial Statements – Inapplicable.

(16)	Powers of Attorney – Previously filed as Exhibit 16 to the Trust’s Registration Statement on Form N-14 on January 22, 2019*

(17)	Additional Exhibits – Inapplicable.

* Incorporated by reference.

ITEM 17. UNDERTAKINGS.

(1)  The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act [17 CFR 230.145c], the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)  The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post- effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

(3)  The undersigned registrant agrees to file in a Post-Effective Amendment to this Registration Statement a final tax opinion within a reasonably prompt time after receipt of such opinion.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, in the City of Jersey City in the State of New Jersey, on the 15th day of May, 2019.

MAINSTAY VP FUNDS TRUST

By: /s/ Kirk C. Lehneis

Kirk C. Lehneis

President and Principal Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on May 15, 2019.

	SIGNATURE	TITLE

	/s/ Kirk C. Lehneis	President and Principal Executive Officer
Kirk C. Lehneis

	/s/ Susan B. Kerley* Susan B. Kerley	Trustee and Chairman of the Board

	/s/ David H. Chow* David H. Chow	Trustee

	/s/ Yie-Hsin Hung*	Trustee
Yie-Hsin Hung

	/s/ Alan R. Latshaw* Alan R. Latshaw	Trustee

	/s/ Richard H. Nolan, Jr.* Richard H. Nolan, Jr.	Trustee

	/s/ Jacques P. Perold* Jacques P. Perold	Trustee

	/s/ Richard S. Trutanic* Richard S. Trutanic	Trustee

	Jack R. Benintende	Treasurer and Principal Financial and Accounting Officer

By*	/s/ J. Kevin Gao	Secretary
J. Kevin Gao
As Attorney-in-Fact

*    Pursuant to Powers of Attorney previously filed.

EXHIBIT INDEX

Exhibit

4	Agreement and Plan of Reorganization
12	Tax Opinion of Dechert LLP